THIS INSTRUMENT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE LOAN AGREEMENT

(Promissory Note)

Date of Loan:	___________________
Loan Amount $:	___________________
Payment Start Date:	July 1, 2023

For value received by Design to Build Cooperative, LLC, an Ohio (*state)* company. (the "Borrower" or the "Company"), hereby promises to pay to the order of ____________________ ("Lender"), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below.

1. Definitions.

(a) "Gross Revenues" means all of the Borrower's cash receipts, from all sales of any kind, including prepaid licenses, without any deduction or offset of any kind.

(b) "Net Revenues" means all of the Borrower's cash receipts, less returns or shipping, from all sales of any kind, including prepaid licenses.

(c) "Lenders" means all of the parties making loans pursuant to the Notes in the crowdfunding offering of which this Note is a part.

(d) "Loan" is defined in Section 2(a).

(e) "Measurement Period" means the period of time with respect to which a payment is made.

(f) "Note" means this Note. "Notes" means all of the Notes issued in the crowdfunding offering of which this Note is a part.

(g) "Payment Start Date" means the date specified above, except in the case of a Permitted Deferral.

(h) "Permitted Deferral" is defined in Section 3.1(a) hereof.

(i) "Pro-Rata Share" or a Lender's "ratable interest" or the like shall be deemed to refer, at any time, to a fraction, the numerator of which is the initial amount of the Notes issued to such Lender, and the denominator of which is the total amount of the Notes issued in this offering.

(j) "Repayment Amount" means an amount that is 1.25x the amount of the Loan.

(k) "Revenue Percentage" means 7.0%.

2. Basic Terms.

(a) <u>Group of Revenue Loans</u>. The loan Lender is making to Borrower under this Note (the "Loan") is issued as part of a group of identical loans issued to a number of investors in the offering.

(b) <u>When Paid in Full</u>. The Loan is paid in full and this Note will terminate when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth herein.

(c) <u>Interest Rate</u>. To the extent allowed under applicable law, the portions of the Repayment Amount in excess of the payments made by the Lender will not be considered interest under state usury laws.

3. Payments.

(a) <u>Quarterly/Annual Payments</u>. Beginning on the Payment Start Date, Borrower shall make <u>Quarterly</u> payments to the Lender until the Repayment Amount is repaid in full; provided, however, that at any time the Company may defer up to <u>one</u> of such payments upon notice to Lender (each, a "Permitted Deferral").

(b) <u>Amount of Each Payment</u>. The amount of each payment shall be calculated by taking the Revenue Percentage multiplied by the:

[   ] Gross Revenues
[**X**] Net Revenues

from the Measurement Period ended immediately prior to the payment date.

(c) <u>Timing of Payment</u>. The Borrower will make the payment to the Lender hereunder (or cause the payments to be made through an agent) within thirty (30) days of the end of each Measurement Period.

(d)   Place of Payment. All amounts payable hereunder shall be payable at the office of Lender, _____ (*address*), unless another place of payment shall be specified in writing by Lender.

(e)   Pro Rata Payments. Each payment by the Borrower to the Lenders will be an amount based on each Lender's Pro-Rata Share of the payment.

4.   Prepayment. The Borrower may pay off all of the Loans in their entirety at any time by paying the Lenders any unpaid part of the Repayment Amounts for all of the Loans.   The Borrower may make partial prepayments, provided that all partial prepayments shall be paid to the Lenders based on each Lender's Pro-Rata Share.

5.   Loan Characterization. The parties agree that they shall treat this Note as a loan for all purposes, and not as equity. The Lender agrees to comply with all laws governing the making of loans to businesses applicable to the Lender.

6.   Sharing of Payments.   If the Lender shall obtain any payment from the Borrower, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the Loan in excess of its Pro-Rata Share of such payments, the Lender shall remit the excess amount to the Borrower for the Borrower to distribute ratably with the other Lenders.

7.   Company Representations

(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this Note is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Lender, has been duly authorized by all necessary actions on the part of the Company. This Note constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this Note do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations[, other than as set forth in Section 7].

(d)   No consents or approvals are required in connection with the performance of this Note, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

8.   Lender Representations

(a)   Lender has full legal capacity, power and authority to execute and deliver this Note and to perform its obligations hereunder.   This Note constitutes a valid and binding obligation of Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   If Lender has checked the box next to "Accredited Investor" on the signature page, Lender represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If Lender has checked the box next to "Unaccredited Investor" on the signature page, Lender represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. Lender has been advised that this Note and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.   Lender is acquiring this Note for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. Lender has such knowledge and experience in financial and business matters that Lender is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing Lender's financial condition and is able to bear the economic risk of such investment for an indefinite period of time. Lender is not subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act.

(c)   Neither Lender nor, if applicable, any beneficial owner of Lender appears on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"). Lender further represents that the monies used to fund Lender's Loan to the Company are, to the knowledge of Lender, not derived from, invested for the benefit of, or related in any way to, governments of, or persons within, any country (a) under the U.S. Embargo enforced by OFAC, (b) that has been designated as a "non-cooperative country or territory" by the Financial Action Task Force on Money Laundering, or (c) that has been designated by the U.S. Secretary of the Treasury as a "primary money laundering concern." Lender further represents that Lender does not know or have any reason to suspect that (y) the monies used to fund Lender's Loan to the Company have been derived from or related to any illegal activities, including, but not limited to, money laundering activities, and (z) the proceeds of Lender's Loan to the Company will be used to finance any illegal activities.

9.   **Default.** Each of the following events shall be an "Event of Default" hereunder:

(a)   [Other than with respect to a Permitted Deferral,] the Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

(b)   Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(c)   An involuntary petition is filed against the Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

10.   **Parity with Other Notes.** The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, the Company shall make payments to the holders of the Notes based on the holders' respective Pro-Rata Share. The preceding sentence does not relieve the Company of its obligations to the Lender hereunder.

11.   **Waiver.**   Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection

when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

12.   Amendments. Any provision of this Note (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Borrower and the holders of a majority in principal of the Loan Amounts raised in this offering.

13.   Notice. Any notice required or permitted by this Note will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

a)   Governing Law. This Note shall be governed by the laws of the State of Ohio, excluding its conflict of law provisions.

14.   Successors and Assigns. Neither this Note nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this Note in whole, without the consent of Lender, in connection with a reincorporation to change the Company's state of incorporation or organization. Subject to the foregoing, this Note will be binding on the parties' successors and assigns.

15.   No Stockholder Rights. The Lender is not entitled, as a holder of this Note, to any stockholder rights, including, without limitation receiving dividends or voting as a shareholder.

16.   Tax Withholding.   Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

17.   Not Effective Until Acceptable by Borrower. This Note is not effective until the Borrower has accepted the Lender's subscription.



BORROWER:

Signed:________________________________

Name: ________________________________

Address:________________________________

____

LENDER:

Signed: Langston A. Farmer

Name / Title: Langston A. Farmer - CEO

Address: 7660 W. Third St.
Dayton, OH 45417

Email: kemo@dtbfirm.com

The Lender is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Lender is a resident of the state set forth herein.

Accredited Investor? _____________